

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Zhiyun Liu
Finance Manager
China Zenix Auto International Ltd
No. 1608, North Circle Road State Highway
Zhangzhou, Fujian Province 363000
People's Republic of China

> **Re: China Zenix Auto International Ltd**
> **Schedule 13E-3 filed November 5, 2021**
> **File No. 005-86548**

Dear Mr. Liu :

We have reviewed your filing and have the following comments on the related preliminary proxy statement of the Company filed as Exhibit (a)-(1) to the Schedule 13E-3. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed November 5, 2021; Preliminary Proxy Statement (Exhibit (a)-(1))

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 18

1. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Position of the Buyer Group as to the Fairness of the Merger, page 25

2. Refer to the preceding comment. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Zhiyun Liu
China Zenix Auto International Ltd
December 2, 2021
Page 2

Financial Information, page 82

3.   We note that the Company filed a Form 6-K on December 1, 2021 announcing its
unaudited financial results for the third quarter ended September 30, 2021. Please revise
this section to disclose the information required by Item 1010(a)(2) of Regulation M-A.
Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance's July 2001
Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and
section 14410.2 of the Division of Corporation Finance Financial Reporting Manual.

        We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Perry Hindin at 202-551-3444.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions

cc: Fang Xue